Consolidated Financial Statements
                     (Expressed in Canadian dollars)

                     ROYAL GROUP
                     TECHNOLOGIES LIMITED


                     Year ended December 31, 2005 and
                     fifteen months ended December 31, 2004

KPMG [LOGO]         KPMG LLP                           Telephone  (416)777-8500
                    Chartered Accountants              Fax        (416)777-8818
                    Suite 3300 Commerce Court West     Internet   www.kmpg.ca
                    Internet www.kpmg.ca
                    PO Box 31 Stn Commerce Court
                    Toronto ON M5L 1B2
                    Canada








AUDITORS' REPORT TO THE SHAREHOLDERS


We have audited the consolidated balance sheets of Royal Group Technologies Limited as at December 31, 2005 and 2004 and the consolidated statements of earnings, retained earnings and cash flows for the year ended December 31, 2005 and fifteen months ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the year ended December 31, 2005 and fifteen months ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP


Chartered Accountants


Toronto, Canada

April 29, 2006







       PMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

ROYAL GROUP TECHNOLOGIES LIMITED
Consolidated Balance Sheets
(In thousands of Canadian dollars)

December 31, 2005 and 2004
--------------------------------------------------------------------------------




-----------------------------------------------------------------------------------------------------
                                                                        2005                 2004
-----------------------------------------------------------------------------------------------------
Assets
Current assets:
    Cash                                                          $           -      $       112,088
    Accounts receivable (note 6)                                        228,584              257,346
    Inventories (note 7)                                                346,887              456,339
    Prepaid expenses                                                     15,461               13,893
    Current assets held for sale (note 4)                               174,593                    -
-----------------------------------------------------------------------------------------------------
                                                                        765,525              839,666

Property, plant and equipment (note 8)                                  981,037            1,324,549
Future income tax assets (note 17)                                            -               16,561
Goodwill                                                                194,355              213,620
Other assets (note 9)                                                    11,348               44,525
Long-term assets held for sale (note 4)                                  83,988                6,051
-----------------------------------------------------------------------------------------------------
                                                                 $    2,036,253      $     2,444,972
=====================================================================================================
Liabilities and Shareholders' Equity
Current liabilities:
    Bank indebtedness (note 11)                                  $      158,789      $             -
    Accounts payable and accrued liabilities (note 10)                  274,746              268,348
    Term bank loan (note 11)                                                  -              324,836
    Term debt due within one year (note 12)                              46,902               18,303
    Current liabilities held for sale (note 4)                          119,026                    -
-----------------------------------------------------------------------------------------------------
                                                                        599,463              611,487

Term debt (note 12)                                                     250,721              303,214
Future income tax liabilities (note 17)                                  74,910              149,049
Minority interest                                                           856               15,761

Shareholders' equity:
    Capital stock (note 13)                                             634,866              633,754
    Contributed surplus (note 14)                                         8,020                3,703
    Retained earnings                                                   599,637              878,779
    Currency translation adjustment                                    (132,220)            (150,775)
-----------------------------------------------------------------------------------------------------
                                                                      1,110,303             1,365,461
Investigations (note 2)
Commitments, contingencies and guarantees (notes 21, 22 and 23)
Subsequent events (note 26)
-----------------------------------------------------------------------------------------------------
                                                                 $    2,036,253      $     2,444,972
=====================================================================================================

See accompanying notes to consolidated financial statements.


On behalf of the Board:

-----------------------------------------------         -------------------------------
Director, President and Chief Executive Officer         Director, Chairman of the Board
Lawrence Blanford                                       Robert Lamoureux

ROYAL GROUP TECHNOLOGIES LIMITED
Consolidated Statements of Earnings
(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2005 and fifteen months ended December 31, 2004

--------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------------
                                                                      2005             2004
-------------------------------------------------------------------------------------------------

Net sales                                                       $  1,696,353     $     2,026,396
Cost of sales                                                      1,298,090           1,457,881
-------------------------------------------------------------------------------------------------

Gross profit                                                         398,263            568,515

Operating expenses                                                   444,202            413,445

Other costs (note 9)                                                  29,589                 --
-------------------------------------------------------------------------------------------------

Operating earnings (loss)                                            (75,528)           155,070
Interest and financing charges (note 16)                              25,441             34,837
-------------------------------------------------------------------------------------------------

Earnings (loss) from continuing operations
   before income taxes and minority interest                        (100,969)            120,233

Income taxes (note 17)                                                 8,461              37,164
-------------------------------------------------------------------------------------------------

Earnings (loss) from continuing operations
   before minority interest                                         (109,430)             83,069
Minority interest                                                        584                (295)
-------------------------------------------------------------------------------------------------

Earnings (loss) from continuing operations                          (108,846)             82,774

Discontinued operations, net of income taxes (note 4):
    Loss from operations                                              (9,740)            (45,925)
    Loss on write-down of businesses                                (151,856)                 -
-------------------------------------------------------------------------------------------------
    Loss from discontinued operations                               (161,596)            (45,925)
-------------------------------------------------------------------------------------------------
Net earnings (loss)                                             $   (270,442)     $       36,849
=================================================================================================

Earnings (loss) per share (note 15):
    Basic earnings per common share - continuing operations     $      (1.16)     $        0.89
    Basic earnings per common share                                    (2.89)              0.39
    Diluted earnings per common share - continuing operations          (1.16)              0.87
    Diluted earnings per common share                                  (2.89)              0.39
=================================================================================================


See accompanying notes to consolidated financial statements.

ROYAL GROUP TECHNOLOGIES LIMITED
Consolidated Statement of Retained Earnings
(In thousands of Canadian dollars)

Year ended December 31, 2005 and fifteen months ended December 31, 2004

--------------------------------------------------------------------------------


----------------------------------------------------------------------------------------
                                                         2005               2004
----------------------------------------------------------------------------------------

Retained earnings, beginning of period               $   878,779        $   841,930

Net earnings (loss)                                     (270,442)            36,849

Premium on conversion of multiple voting
    shares (notes 2(c) and 13(c))                         (8,700)                --
----------------------------------------------------------------------------------------
Retained earnings, end of period                     $   599,637        $   878,779
========================================================================================


See accompanying notes to consolidated financial statements.

ROYAL GROUP TECHNOLOGIES LIMITED
Consolidated Statements of Cash Flow
(In thousands of Canadian dollars)

Year ended December 31, 2005 and fifteen months ended December 31, 2004

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------
                                                                     2005               2004
--------------------------------------------------------------------------------------------------

Cash provided by (used in):

Operating activities:
     Net earnings (loss)                                        $   (270,442)   $      36,849
     Loss from discontinued operations                               161,596           45,925
--------------------------------------------------------------------------------------------------

     Earnings (loss) from continuing operations                     (108,846)          82,774
     Items not affecting cash (bank indebtedness) of
        continuing operations (note 19(a))                           189,661          208,377
     Change in non-cash working capital (note 19(b))                  31,332           25,436
--------------------------------------------------------------------------------------------------
                                                                     112,147          316,587
Financing activities:
     Increase in term bank loan                                            -          500,000
     Repayment of term bank loan                                    (324,836)        (175,164)
     Repayment of term debt                                          (18,725)         (57,456)
     Proceeds from issuance of shares
        under stock option plan                                           --            1,043
--------------------------------------------------------------------------------------------------
                                                                    (343,561)         268,423
Investing activities:
    Acquisition of property, plant and equipment                     (66,440)         (99,725)
     Proceeds from sale of non-strategic assets                        7,905           31,934
     Change in investments                                              (272)          (2,014)
     Change in other assets                                            2,813           (1,088)
     Change in minority interest                                      (1,120)             338
==================================================================================================
                                                                     (57,114)         (70,555)
Discontinued operations:
     Operating activities                                             (5,912)         (45,925)
     Investing activities                                             (6,462)               -
--------------------------------------------------------------------------------------------------
                                                                     (12,374)         (45,925)

Effect of foreign exchange rate changes on cash                           (5)          (1,362)
--------------------------------------------------------------------------------------------------

Increase (decrease) in cash                                         (300,907)         467,168

Cash (bank indebtedness), beginning of period                        112,088         (355,080)
--------------------------------------------------------------------------------------------------
Cash (bank indebtedness), end of period                        $    (188,819)      $  112,088
==================================================================================================

Consists of:
    Cash (bank indebtedness) of continuing operations               (158,789)         112,088
    Cash (bank indebtedness) of discontinued operations              (30,030)               -
--------------------------------------------------------------------------------------------------
Cash (bank indebtedness), end of period                        $    (188,819)      $  112,088
==================================================================================================

Supplemental cash flow information:
    Interest and financing charges paid                        $      17,410        $  35,663
    Income taxes paid                                                 21,633            8,892
    Income tax refund received                                         1,473               --
==================================================================================================


See accompanying notes to consolidated financial statements.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements
(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2005 and fifteen months ended December 31, 2004

--------------------------------------------------------------------------------



Royal Group Technologies Limited (the "Company") is a leading producer of innovative, attractive, durable and low-maintenance building and home improvement products for the North American Marketplace. The Company has manufacturing operations located throughout North America to service to its extensive customer network.


1.   Significant accounting policies:

     These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differs in some respects from United States generally accepted accounting principles ("U.S. GAAP") as disclosed in note 25. A summary of significant accounting principles used by the Company is as follows:

     (a)  Change in year end:

          In 2004, the Company changed its fiscal year end from a September 30 fiscal year end to a December 31 fiscal year end to coincide with the calendar year. The change to a calendar year basis is more consistent with its sales planning and business reporting activities and programs. Accordingly, the prior period is a transition year comprising the fifteen months ended December 31, 2004.

     (b)  Principles of consolidation:

          These consolidated financial statements include the accounts of the Company, its subsidiaries and its proportionate share of the accounts of its joint ventures. Investments in joint ventures have been proportionately consolidated based on the Company's ownership interest. All significant intercompany profits, transactions and balances have been eliminated on consolidation.

     (c)  Cash and cash equivalents:

          Cash and cash equivalents include short-term, highly liquid investments with original maturities of three months or less.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2005 and fifteen months ended December 31, 2004

--------------------------------------------------------------------------------



1.   Significant accounting policies (continued):

     (d)  Inventories:

          Raw materials and work in process are valued at the lower of cost and replacement cost. Finished goods are valued at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

     (e)  Investments:

          Long-term investments over which the Company has significant influence are recorded on the equity basis and investments where the Company does not control or exercise significant influence are recorded on the cost basis.

          Investments are written down when there is evidence that a decline in value is other than temporary.

     (f)  Property, plant and equipment:

          Property, plant and equipment are stated at cost less accumulated amortization. Interest costs relating to loans used to fund major capital expenditures are capitalized up to the time the capital asset is placed into productive use. Amortization is provided on a straight-line basis over the estimated useful lives of the assets as follows:


          ----------------------------------------------------------------------

          Buildings                                                20- 40 years
          Plant equipment                                          10- 15 years
          Dies and moulds                                           4- 10 years
          Office and computer equipment and computer software       3- 10 years
          Aircraft and transport equipment                          5- 20 years
          ----------------------------------------------------------------------


          An impairment loss is recognized when the carrying value of an asset exceeds the total undiscounted cash flows expected from its use and eventual disposition. The impairment recognized is measured as the amount by which the carrying value of the asset exceeds its fair value.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2005 and fifteen months ended December 31, 2004

--------------------------------------------------------------------------------



1.   Significant accounting policies (continued):

     (g)  Goodwill:

          Goodwill represents the cost of investments in operating companies in excess of the fair value of the net identifiable assets acquired. Goodwill is not amortized but instead is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. A reporting unit is the level of reporting at which goodwill is tested for impairment and is either an operating segment or one level below. Impairment is tested at the reporting unit level by comparing the reporting unit's carrying amount to its fair value. If the carrying amount exceeds the fair value, there is an impairment in goodwill. Any impairment in goodwill is measured by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and comparing the notional goodwill from the fair value allocation to the carrying value of goodwill.

          The Company has completed the annual impairment test for its reporting units and has determined that there is no impairment of goodwill.

     (h)  Other assets:

          Other assets include equity investments, intangible assets and deferred financing costs. Intangible assets consist of patents. The patents were evaluated for impairment and the estimate of remaining useful lives, and they continue to be amortized on a straight-line basis over 5 to 17 years.

          Deferred financing costs are amortized over the life of the related debt instruments.

     (i)  Income taxes:

          The Company applies the asset and liability method of accounting for income taxes, whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax laws and tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2005 and fifteen months ended December 31, 2004

--------------------------------------------------------------------------------



1.   Significant accounting policies (continued):

          In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The ultimate realization of future income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences are deductible. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income, the character of the tax assets and the tax planning strategies in making this assessment. Based upon projections of future taxable income over the periods in which the future income tax assets are deductible, management believes the Company will realize the benefits of these assets.

     (j)  Revenue recognition:

          Revenue from product sales is recognized pursuant to sales contracts, when goods are shipped, at which time a provision for estimated returns is recorded. In addition, the price of the sale must be fixed or determinable, there must be no further performance obligations and collection must be reasonably assured.

     (k)  Foreign currency translation:

          The accounts of the Company's foreign operations that are considered to be self-sustaining are translated into the functional currency of the entity using the current rate method. Assets and liabilities are translated at the exchange rates in effect at the consolidated balance sheet dates and revenue and expenses are translated at average exchange rates for the period. Gains or losses arising from the translation of the consolidated financial statements of self-sustaining foreign operations are deferred in a "currency translation adjustment" account in shareholders' equity until there is a realized reduction in the net investment. The change in the balance of currency translation adjustment is due predominantly to the strengthening of the Canadian dollar against the U.S. dollar.

          The accounts of the Company's foreign operations that are considered to be integrated are translated into the functional currency of the entity using the temporal method. The temporal method is a method of translation that translates assets, liabilities, revenues and expenses in a manner that retains their bases of measurement in terms of the Canadian dollar.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2005 and fifteen months ended December 31, 2004

--------------------------------------------------------------------------------



1.   Significant accounting policies (continued):

          Gains and losses on the translation of the U.S. dollar-denominated senior notes (note 12) are designated as a hedge of the U.S. dollar net investment in the self-sustaining operations and are offset against the exchange gains or losses arising on translation of the consolidated financial statements of the foreign operations and are included in the currency translation adjustment.

          Monetary assets and liabilities of the Company and its domestic subsidiaries denominated in foreign currencies are translated into the functional currency of the entity at the rate of exchange in effect at the consolidated balance sheet dates. All revenue and expenses denominated in foreign currencies are translated at average rates in effect during the period. Translation gains and losses are included in the consolidated statements of earnings.

     (l)  Stock-based compensation plans:

          Stock options granted to employees are accounted for using the fair value method. Under this method, compensation expense and an increase to contributed surplus is recognized for stock options over their vesting period based on their estimated fair values on the date of grant, as determined by the Black-Scholes option pricing model.

          Restricted share units ("RSUs") granted to senior management are accounted for at their fair market value on the grant date. The compensation expense and related increase in contributed surplus is recognized evenly over the vesting period based on the total compensation to be paid out at the entitlement date.

     (m)  Use of estimates:

          The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the period. Those estimates and assumptions are based on management's best knowledge of current events and actions that the Company may undertake in the future. Significant areas requiring the use of management estimates include the valuation of allowance for doubtful accounts, the valuation of inventory obsolescence, the determination of stock-based compensation, the determination of fair value of goodwill and the useful life of long-lived assets as well as determination of impairment thereon, the recoverability of future income tax assets and the determination of possible losses arising from lawsuits. Actual results could differ from those estimates.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2005 and fifteen months ended December 31, 2004

--------------------------------------------------------------------------------




1.   Significant accounting policies (continued):

     (n)  Earnings (loss) per share:

          Basic earnings (loss) per share are computed by dividing net earnings
          (loss) by the weighted average number of shares outstanding during the period. Diluted earnings (loss) per share are computed similar to basic earnings (loss) per share, except that the weighted average number of shares outstanding is increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the period.

     (o)  Comparative figures:

          Certain 2004 figures have been reclassified to conform with the financial statement presentation adopted in 2005.

     (p)  Recently issued accounting standards:

          (i) Emerging Issues Committee ("EIC") Abstract 156, "Accounting by a Vendor for Consideration Given to a Customer (including a Reseller of the Vendor's Products)" ("EIC 156"), addresses how a vendor should account for consideration given to a customer or reseller of a vendor's product. EIC 156 is to be applied retroactively, without restatement, to all interim and annual financial statements for fiscal years beginning on or after January 1, 2006.


              The Company is currently evaluating the effect of this standard on its consolidated financial statements and is expected to adopt the standard effective January 1, 2006.

         (ii) During 2005, The Canadian Institute of Chartered Accountants ("CICA") issued three new accounting standards: CICA Handbook
              Section 1530, "Comprehensive Income"; CICA Handbook Section 3855, "Financial Instruments - Recognition and Measurement"; and CICA Handbook Section 3865, "Hedges". These standards, which must be adopted together, are effective for fiscal years beginning on or after October 1, 2006. The Company is currently evaluating the impact on its consolidated financial statements of adopting these standards effective January 1, 2007.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2005 and fifteen months ended December 31, 2004

--------------------------------------------------------------------------------


1.   Significant accounting policies (continued):

          (a)  Comprehensive income:

               This standard provides guidance on the presentation of comprehensive income which is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes certain gains and losses that are recognized outside of net income.

          (b)  Financial instruments - Recognition and Measurement:

               This standard provides guidance for recognizing and measuring financial assets and financial liabilities which are to be valued at fair value with certain limited exceptions. The standard also provides guidance on the classification of gains and losses into net earnings (loss) or other comprehensive income.

          (c)  Hedges:

               This standard replaces existing hedge accounting guidance in CICA Handbook Section 1650, "Foreign Currency Translation", and Accounting Guideline ("AcG") 14, "Hedging Relationships" and provides requirements for the designation, documentation and disclosure of qualifying hedge relationships.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2005 and fifteen months ended December 31, 2004

--------------------------------------------------------------------------------





2.   Investigations:

     (a)  Background:

          The Board of Directors of the Company established a Special Committee in late December 2003 as a result of the Company being advised that the Ontario Securities Commission (the "Commission") was conducting a regulatory investigation of the Company. The Special Committee was asked by the Board of Directors to conduct an independent inquiry into the principal subject matter of the investigation - being the transactions between the Company and Royal St. Kitts Beach Resort Limited (the "Resort"). The Resort ownership included the following directors or former directors or executive officers or former executive officers and their approximate percentage ownership: Vic De Zen, former Chairman, President, Chief Executive Officer and the controlling shareholder (59.9%), Douglas Dunsmuir, former President and Chief Executive Officer (5%), Ron Goegan, former Chief Financial Officer (0.02%) and Angelo Bitondo, President Custom Profiles, Outdoor Products and Royal Building Systems (0.01%). The latter two individuals divested of their ownership in December 2004. In addition, the following former non-executive employees of the Company and their approximate percentage ownership in the Resort were as follows:
          Fortunato Bordin (20%) and Domenic D'Amico (15%).


          The Special Committee consisted of three independent directors, at that time, who retained independent legal counsel who, in turn, retained forensic accountants to assist in the investigation. At the conclusion of the investigation based on information available to them, the Special Committee recommended that no further investigative actions were to be taken as of April 21, 2004.


          On October 15, 2004, the Company announced that the Commission provided the Company with a copy of a Production Order on October 12, 2004 that was issued on October 5, 2004 by a Justice in Ontario addressed to the Company's lead bank. The Order, which related to the time period January 1, 1996 to July 30, 2004, required that certain documents be provided by such bank to the Royal Canadian Mounted Police ("RCMP") in relation to four companies, Royal Building Systems, a subsidiary of the Company, the Resort and two other affiliates of the Resort.


          On October 18, 2004, the Company received a letter from the RCMP advising that the Company was a target of the RCMP's investigation.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2005 and fifteen months ended December 31, 2004

--------------------------------------------------------------------------------


2.   Investigations (continued):

          On October 21, 2004, the Company announced that it expanded the Special Committee of its Board of Directors that was established in December 2003. The Special Committee was expanded to comprise all five of the independent directors of the Company at that time. The mandate of the Special Committee was also broadened to include all aspects of the investigations and inquiries by securities regulatory authorities and the RCMP and any similar or related investigations and inquiries that were commenced by these or other authorities, all news releases and other communications with the public and to make a determination with respect to the role within the Company of any individuals who were involved in the regulatory or law enforcement investigations and/or proceedings.

          On October 28, 2004, the Company announced that on October 27, 2004, it was provided with a copy of a second Production Order issued on October 25, 2004 by a Justice in Ontario addressed to the Company's lead bank. The second Order, which related to the time period January 1, 1996 to October 25, 2004, required that certain documents be provided by the bank to the RCMP in relation to certain individuals and a number of entities, including the Company.

          Both Orders included allegations of actions contrary to the Criminal Code and included allegations of intent to defraud the shareholders and creditors of the Company and deceive the shareholders and others by circulating or publishing in a prospectus or statement or account which was known to be false and theft. The Orders collectively named the controlling shareholder and non-executive chairman of the Company, the president and chief executive officer and the chief financial officer at that time, and certain non-executive employees of the Company at that time and a former director of the Company.

          On November 8, 2004, the Company announced that the Special Committee of independent directors retained independent legal counsel and independent forensic accountants to assist it in the broadened mandate.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2005 and fifteen months ended December 31, 2004

--------------------------------------------------------------------------------


2.   Investigations (continued):

          On November 29, 2004, the Company announced that the Special Committee terminated for cause the president and chief executive officer and the chief financial officer. In addition, the chairman of the board, who was also the controlling shareholder, was dismissed. The Board of Directors appointed an interim president and chief executive officer and an interim chief financial officer, who were directors of the Company.

          In November 2004, the Special Committee notified the Securities and Exchange Commission (the "SEC") regarding the Special Committee's investigation.

          In March 2005, the Special Committee recommended an overall settlement with the controlling shareholder involving (i) the repayment to the Company by the controlling shareholder personally of the full amount of the gain earned by all interested parties ($6,500 plus interest of $2,200) on the sale of the Vaughan West Lands to the Company. In lieu of a cash repayment, the Company agreed to the conversion of multiple voting shares in the Company owned, directly or indirectly, by the controlling shareholder to common shares on a one-for-one basis which will be structured so that his shares will receive an increase in their adjusted cost base for tax purposes (at no cost to the Company or any of the shareholders) which will reduce his gain for tax purposes when he disposes of his shares, (ii) the repayment to the Company by the controlling shareholder of bonuses received in 2002 of $1,130, (iii) a non-compete covenant of the controlling shareholder that extends to December 18, 2006, (iv) a release by the controlling shareholder of all known claims against the Company and (v) the resignation of the controlling shareholder as a director of the Company (at the time of the shareholders' approval of the conversion of his shares from multiple voting to single voting shares). In consideration of such settlement arrangements, the Company agreed to release the controlling shareholder from all known claims that the Company may have against him.

          On May 13, 2005, the Company announced its Board of Directors appointed a new president and chief executive officer to replace the interim president and chief executive officer.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2005 and fifteen months ended December 31, 2004

--------------------------------------------------------------------------------




2.   Investigations (continued):

          The conversion transaction and the settlement with the controlling shareholder received shareholder approval at the Annual and Special General Meeting that took place on May 25, 2005. On June 23, 2005, the Company filed the articles of amendment as approved by the shareholders on May 25, 2005 and the Company now has one class of voting common shares.

          On July 27, 2005, the Board of Directors appointed a new chief financial officer to replace the interim chief financial officer.

          The Company understands that the RCMP continues its previously announced investigation. The Commission is also continuing its investigation of the Company with respect to disclosure records, financial affairs and trading in the shares of the Company.

          On June 24, 2005, the SEC staff notified the Special Committee that the SEC staff is conducting a formal investigation related to the Company's past accounting practices and disclosures, and that a subpoena would be forthcoming. On July 8, 2005, the Special Committee received written notification that the SEC had issued a Formal Order of Investigation styled, In the Matter of Royal Group Technologies (HO-09896). On July 27, 2005, the SEC served the Company with a subpoena requiring the production of documents relating to related party transactions (the "July Subpoena"). The Special Committee has produced to the SEC staff documents responsive to the July Subpoena.

          In October 2005, the Special Committee advised Commission staff, the RCMP and SEC staff of emails and documents authored by a former financial employee of the Company that relate to certain financial accounting and disclosure matters. The Company understands that the SEC staff made a referral to the U.S. Department of Justice, Criminal Division, in connection with those documents. Also in October 2005, the Audit Committee assumed responsibility for the Special Committee's mandate and the Special Committee was dissolved. Independent forensic accountants were retained to investigate issues raised by these documents (the "Investigation"). The Investigation focuses on the period from 2000 to 2003.

          The Investigation to date has included a review of certain of the Company's historical accounting records, available supporting documentation at the Company's head office and email communications of various individuals during the period under review, as well as interviews with numerous current and former employees.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2005 and fifteen months ended December 31, 2004

--------------------------------------------------------------------------------


2.   Investigations (continued):

          The Investigation identified certain monthly and quarterly accounting and reporting issues of concern for the period under review, such as support for monthly sales growth announcements for certain months in 2001, whether month end closes were extended for a few days for certain months in 2000 and 2001, and certain quarterly journal entries for the period under review.

          The quarterly statements were not reviewed by the external auditors during this time period. Based on the Investigation to date, the Audit Committee has determined that further investigation should be made of these issues by the independent forensic accountants.

          The Investigation also identified entries of concern relating to the year end financial statements for the fiscal years 2000 to 2003. The Company has concluded that no restatement is required of year end financial statements for fiscal years 2000 to 2003. The auditors have not withdrawn their reports for the fiscal years 2000 to 2003. The Audit Committee has determined that no further action be taken in respect of these year end financial statements.

          The Investigation and the ongoing investigations by the Commission, RCMP and SEC could produce results that have a material impact on the Company and could result in further information being discovered that could require adjustments to the financial statements.

     (b)  Historical related party transactions:

          In the course of the Special Committee's broadened investigation, the following historical related party transactions shown at the exchange amount were identified that were not previously disclosed in the financial statements prior to December 31, 2004:

          (i) The Company purchased what has been called the "Vaughan West Lands" in 1998 for approximately $27,400. The Company purchased the Vaughan West Lands, approximately 185 acres in Woodbridge, Ontario, by acquiring a numbered company owned by the controlling shareholder and other individuals who were officers, employees of or associated with the Company. This numbered company had acquired the Vaughan West Lands for $20,900 shortly before they were sold to the Company.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2005 and fifteen months ended December 31, 2004

--------------------------------------------------------------------------------


2.  Investigations (continued):

         (ii) The Company received a warrant for 200,000 shares of another public company, Premdor Inc. (now known as Masonite International Corporation) ("Masonite"). The Company obtained the warrant as partial consideration for the sale of a subsidiary to Masonite in early 2000. In early 2002, the Company exercised the warrant when Masonite's shares were trading at approximately $21.75, which was $8.50 more than the exercise price (resulting in a gain of approximately $1,700). The Company's exercise of the warrant was funded by the then five senior executives of the Company and one other individual who was then an employee of the Company. The employees deposited a total of $2,650 with the Company which funded the Company's payment to Masonite to exercise the warrant. The shares obtained were then distributed by the Company to the six individuals. The warrant and the transfer of the shares to the individuals were not recorded in the accounting records of the Company. If the transaction had been recorded in the financial statements in fiscal 2002, a gain would have been realized as other income with an equal and offsetting amount recorded as an operating expense in the income statement.

         (iii) The Company sold products and services to a company related to the controlling shareholder, as follows:


          ----------------------------------------------------------------------

              1998                                                      $   150
              1999                                                        3,750
              2000                                                        9,620
              2001                                                        7,560
              2002                                                       11,460
          ----------------------------------------------------------------------

         (iv) During 1998 to 2003, the Company facilitated foreign currency exchange transactions at exchange rates available to the Company, and utilized Company bank accounts to transfer funds internationally on behalf of the controlling shareholder, a significant shareholder and certain executives in the amount of $95,000 at no cost to the Company.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2005 and fifteen months ended December 31, 2004

--------------------------------------------------------------------------------


2.   Investigations (continued):

         (v) During 1997 to 2002, the Company managed the construction of four real estate developments for the controlling shareholder and family members. The Company paid invoices associated with these projects aggregating $21,100 and was reimbursed by these individuals.

        (vi) During 2000 and 2002, the Company sold assets for $240 and $300, respectively, to companies related to the controlling shareholder.

       (vii) From 1998 to 2002, the Company sold to family members of the controlling shareholder, parts and services for $290.

      (viii)  In 1997, the Company  acquired Baron Metals  Industries Inc., a
              company  in  which  the  controlling   shareholder  held  a  17.7%
              interest,  for $11,500.

        (ix) In 1996, the Company acquired three businesses, Jovien Associates Limited, Royal King Electric Limited and La Pineta Limited, in which the controlling shareholder held a minority interest, for $2,900.

         (x) In 1999, the Company acquired 75% of Top Gun Electrical Supply Ltd., a company in which the controlling shareholder held a 40% interest, for $1,870.

        (xi) In 1995, the Company purchased from the controlling shareholder and others their 50% interest in Hanmar Mechanical Services Inc. for $180.

       (xii) In 1998, the Company purchased two parcels of real estate from the controlling shareholder for $2,900.

      (xiii) In 1997, the Company purchased two parcels of real estate for $2,550 from a company in which a director of the Company was a shareholder through his holding company.

       (xiv) The Company sold real estate to the controlling shareholders, as follows:


          ----------------------------------------------------------------------

              1994                                                     $    220
              1995                                                          810
              1996                                                           90
              2000                                                          200
          ----------------------------------------------------------------------

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2005 and fifteen months ended December 31, 2004

--------------------------------------------------------------------------------



2.   Investigations (continued):

        (xv) In 2003, the Company sold real estate for $350 to family members of the controlling shareholder, employees and a former employee.

       (xvi) The Company sold real estate to a significant shareholder, as follows:


          ----------------------------------------------------------------------
              1995                                                      $ 110
              1997                                                         80
          ----------------------------------------------------------------------

      (xvii) During 1999 to 2001, the Company entered into 9 joint land service agreements with companies related to the controlling shareholder and another company in which a director of the Company was a shareholder.


     (c)  Agreement with the controlling shareholder:

          At the conclusion of its investigations, the Special Committee recommended an overall settlement with the controlling shareholder involving (i) the repayment to the Company by the controlling shareholder personally of the full amount of the gain earned by all interested parties ($6,500 plus interest of $2,200) on the sale of the Vaughan West Lands to the Company. In lieu of a cash repayment, the Company has agreed to the conversion of multiple voting shares in the Company owned, directly or indirectly, by the controlling shareholder on a one-for-one basis which will be structured so that his shares will receive an increase in their adjusted cost base for tax purposes (at no cost to the Company or any of the shareholders) which will reduce his gain for tax purposes when he disposes of his shares, (ii) the repayment to the Company by the controlling shareholder of bonuses received in 2002 of $1,130, (iii) a non-compete covenant of the controlling shareholder that extends to December 18, 2006, (iv) a release by the controlling shareholder of all known claims against the Company and (v) the resignation of the controlling shareholder as a director of the Company (at the time of the shareholders' approval of the conversion of his shares from multiple voting to single voting shares). In consideration of such settlement arrangements, the Company agreed to release the controlling shareholder from all known claims that the Company may have against him.

          The conversion transaction and the settlement with the controlling shareholder received shareholder approval at the Annual and Special General Meeting that took place on May 25, 2005. On June 23, 2005, the Company filed the Articles of Amendment as approved by the shareholders on May 25, 2005 and the Company now has one class of voting common shares.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2005 and fifteen months ended December 31, 2004

--------------------------------------------------------------------------------



3.   Acquisitions and divestitures:

     During 2005, the Company acquired the outstanding minority interest of several of its subsidiaries and the outstanding equity of one of its joint ventures for cash consideration totalling $2,468. Subsequently, the operations of these subsidiaries and the joint venture were legally wound up into the Company.


     In addition, the Company divested of its shares in its wood blind business in Mexico. A loss of $4,592 was recorded on this divestiture, which is recorded as part of the Company's operating expenses.

     During 2004, there were no acquisitions or divestitures of businesses.


4.   Discontinued operations and asset held for sale:

     (a)  Discontinued operations:

          In July 2005, the Company announced that the Board of Directors had approved initiatives to divest of certain non-core business units and non-performing operations as part of the Management Improvement Plan aimed at improving financial performance and refinancing the Company.

          Accordingly, the results of operations and financial position of these non-core business units have been segregated and presented separately as discontinued operations and assets held for sale in the accompanying consolidated financial statements and related note disclosures. The values of these non-core businesses have been measured and presented at the lower of the carrying amount or fair value less cost to sell. An impairment loss of $167,565 (pre-tax) was recorded as the carrying value of these assets exceeded their market value. These non-core businesses and the reporting segment they pertain to are as follows:

         (i) Construction products:

             Royal Building Systems Argentina, Royal Building Systems Colombia, Royal Building Systems Mexico, Royal Building Systems Poland and Baron Metals Industries Inc.

        (ii) Home improvement products:

             Royal Alliance Inc.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2005 and fifteen months ended December 31, 2004

--------------------------------------------------------------------------------


4.   Discontinued operations and asset held for sale (continued):

       (iii) Window covering products:

             Royal Window Coverings LTDA (Brasil) and Novo Europe B.V.

        (iv) Support:

             Royal Ecoproducts Co. Division and Amut S.p.A.

     The following tables show revenue and net after-tax results from discontinued operations for the year ended December 31, 2005 and fifteen months ended December 31, 2004:

     -----------------------------------------------------------------------------------------------------
                                                      Earnings
                                                   (loss) from                     Income tax
                                                     operating      Impairment      recovery      Loss for
       2005                             Revenue     activities        charge       (expense)      the year
       -----------------------------------------------------------------------------------------------------
       Reporting segment:
           Construction products    $    89,430    $   (1,239)    $  (98,233)    $     9,645    $   (89,827)
            Home improvement
             products                    92,175        (1,700)       (33,767)            664        (34,803)
           Window covering
             products                     7,709           424        (3,596)            (113)        (3,285)
           Support                       48,530       (13,122)       (31,969)         11,410        (33,681)
       Eliminations                     (16,541)           --            --               --            --
       -----------------------------------------------------------------------------------------------------
                                    $   221,303    $  (15,637)   $  (167,565)   $     21,606    $  (161,596)
       -----------------------------------------------------------------------------------------------------


       -----------------------------------------------------------------------------------------------------
                                                      Earnings
                                                   (loss) from                     Income tax
                                                     operating      Impairment      recovery      Net income
       2004                             Revenue     activities        charge       (expense)        (loss)
       -----------------------------------------------------------------------------------------------------
       Reporting segment:
           Construction products    $   111,775    $  (32,488)    $       --    $     (3,717)   $   (36,205)
           Home improvement
             products                   129,141         2,542             --          (2,886)          (344)
           Window covering
             products                     9,411           170             --             (19)           151
           Support                       88,566       (14,353)            --           4,826         (9,527)
       Eliminations                     (30,158)           --             --              --            --
       -----------------------------------------------------------------------------------------------------
                                    $   308,735    $  (44,129)   $        --    $     (1,796)   $   (45,925)
       -----------------------------------------------------------------------------------------------------

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2005 and fifteen months ended December 31, 2004

--------------------------------------------------------------------------------


4.   Discontinued operations and asset held for sale (continued):

     The following tables summarize the assets held for sale and related liabilities as at December 31, 2005:

     ------------------------------------------------------------------------------------------------------
                                                        Home          Window
                                        Construction    improvement   covering
     Reporting segments                 products        products      products     Support         Total
     ------------------------------------------------------------------------------------------------------
       Cash                             $   2,160       $     -    $       -    $    5,506    $    7,666
       Accounts receivable                 12,329        13,784           26         6,643        32,782
       Inventories                         12,990        16,057          745        10,361        40,153
       Prepaid expenses                       390            86           35           249           760
       Property, plant and equipment           -              -            -         6,417         6,417
       Investments                             -              -            -             1             1
       Other assets                            -              -            -           881           881
-----------------------------------------------------------------------------------------------------------
       Current assets held by
         discontinued operations          27,869         29,927          806        30,058        88,660
-----------------------------------------------------------------------------------------------------------

       Property, plant and equipment      19,734         30,172          405         2,561        52,872
       Investments                           153            (68)           -             -            85
       Goodwill                            3,838              -            -             -         3,838
       Other assets                          169              -            -             -           169
-----------------------------------------------------------------------------------------------------------
       Long-lived assets held by
         discontinued operations(l)       23,894         30,104          405         2,561        56,964
-----------------------------------------------------------------------------------------------------------

       Bank indebtedness                       -         30,383            -         7,313        37,696
       Accounts payable and accrued
         liabilities                      12,946         26,154          195        16,490        55,785
       Term debt                               -             -            -          1,110         1,110
       Future income tax liabilities        (323)         6,392           -         (4,512)        1,557
       (assets)
       Minority interest                     694            394                      4,190         5,278
-----------------------------------------------------------------------------------------------------------
       Current liabilities held by
        discontinued operations           13,317         63,323          195        24,591       101,426
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
       Net assets (liabilities) held by
         discontinued operations        $ 38,446       $ (3,292)   $   1,016    $    8,028    $   44,198

------------------------------------------------------------------------------------------------------------


    (1) There were several companies whose long-lived assets were not reclassified as current assets held for sale because, of either of the following criteria; the proceeds of the sale will not be realized within a year of the date of the balance sheet or the sale of the asset was not complete as of the date of the balance sheet.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2005 and fifteen months ended December 31, 2004

--------------------------------------------------------------------------------



4.   Discontinued operations and asset held for sale (continued):

     (b)  Assets held for sale:

         (i)  2005:

              As part of the Company's plan to divest certain non-core business units and non-performing operations, it had identified as of December 31, 2005, approximately 550 thousand square feet of excess real estate. The net assets related to these real estate properties have been identified, reclassified as assets held for sale and measured at their carrying amount. Subsequent to the year-end, the Company has identified additional assets, including real estate of approximately 1,450 thousand square feet, which the Company expects to be sold during the remainder of 2006.

              In addition, there are certain other business units the Company is looking to divest, which do not meet the criteria necessary to account for these entities as discontinued operations. Accordingly, the Company has identified and reclassified their net assets as held for sale at December 31, 2005.

              The values of these non-core businesses have been measured and presented at the lower of the carrying amount or fair value less cost to sell. An impairment loss of $675 (pre-tax) was recorded as the carrying value of these assets exceeded their market value.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2005 and fifteen months ended December 31, 2004

--------------------------------------------------------------------------------


4.   Discontinued operations and asset held for sale (continued):

          The assets held for sale and related liabilities were as follows as at December 31, 2005:

          --------------------------------------------------------------------------------------------
                                                                               Construction
          Reporting segments                          Support                    products
          ----------------------------------------------------------------------------------
                                           Various                  Roadex
                                        real estate    Vinyltech   Transport   Distribution
                                           holdings      Inc.        Inc.         Company       Total
           -------------------------------------------------------------------------------------------

          Accounts receivable           $      -     $     -      $    -     $  13,558     $  13,558
          Inventories                          -          81           -         9,268         9,349
          Prepaid expenses                     8           3           -           172           183
          Property, plant and
             equipment                    62,402         441           -             -        62,843
          --------------------------------------------------------------------------------------------
          Current assets held
             for sale                     62,410         525           -        22,998        85,933
          --------------------------------------------------------------------------------------------

          Property, plant and
             equipment                    17,531           -       3,222         1,170        21,923
          Investments                          -           -           -           135           135
          Goodwill                         1,296           -         137         3,528         4,961
          Other assets                         -           -           -             5             5
          --------------------------------------------------------------------------------------------
          Long-lived assets held
            for sale(1) )                 18,827           -       3,359         4,838        27,024
          --------------------------------------------------------------------------------------------

          Accounts payable and
             accrued liabilities              21           -           -         8,960         8,981
          Term debt                            -           -           -             6             6
          Future income tax liabilities
             (assets)                        651           -       1,028            (5)        1,674
          Minority interest                6,414           -           -           525         6,939
          --------------------------------------------------------------------------------------------
          Current liabilities
            held for sale                  7,086           -       1,028         9,486        17,600
          --------------------------------------------------------------------------------------------

          --------------------------------------------------------------------------------------------
          Net assets held for sale      $ 74,151     $   525     $ 2,331     $  18,350     $  95,357

          --------------------------------------------------------------------------------------------


        (1) There were several companies whose long-lived assets were not reclassified as current assets held for sale because of either of the following criteria; the proceeds of the sale will not be realized within a year of the date of the balance sheet or the sale of the asset was not complete as of the date of the balance sheet.


        (ii)  2004:

              During 2004, certain real estate and buildings were classified as held for sale and were measured at their fair value less disposal costs. An impairment loss of $950 was recorded as the carrying value of these assets exceeded their market value. The impairment loss was included in operating expenses.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2005 and fifteen months ended December 31, 2004

--------------------------------------------------------------------------------



5.   Interest in joint ventures:


     The Company's proportionate interest in joint ventures includes the following:

-----------------------------------------------------------------------------------------------
                                                                    2005                  2004
----------------------------------------------------------------------------------------------

       Assets:
           Current assets                                     $   10,222          $      9,427
           Property, plant and equipment                          10,391                11,123
           Other long-term assets                                    161                   127
-----------------------------------------------------------------------------------------------
                                                                  20,774                20,677

       Liabilities:
           Current liabilities                                     5,929                 4,290
           Future income tax liabilities                           1,381                 1,419
           Long-term liabilities                                   1,078                 1,100
-----------------------------------------------------------------------------------------------
                                                                   8,388                 6,809
-----------------------------------------------------------------------------------------------
       Net assets                                             $   12,386          $     13,868
-----------------------------------------------------------------------------------------------

       Net sales                                              $   46,302          $     54,014
       Net earnings                                                3,250                 3,928
-----------------------------------------------------------------------------------------------

       Cash provided by operating activities                  $    5,866          $      4,655
       Acquisition of property, plant and equipment                  366                 1,378
-----------------------------------------------------------------------------------------------


       The Company is contingently liable for the proportionate share of its joint venture partners' liabilities but has recourse to the assets of the Joint Ventures.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2005 and fifteen months ended December 31, 2004

--------------------------------------------------------------------------------



6.   Accounts receivable:

     -----------------------------------------------------------------------------------------------
                                                                    2005                  2004
     -----------------------------------------------------------------------------------------------

     Trade                                                   $      222,400        $    261,275
     Allowance for doubtful accounts                                (19,512)            (19,696)
     ------------------------------------------------------------------------------------------------
                                                                    202,888             241,579

     Income taxes and other                                          25,696              15,767
     ------------------------------------------------------------------------------------------------
                                                                  $ 228,584           $ 257,346
     ------------------------------------------------------------------------------------------------



7.   Inventories:

     ------------------------------------------------------------------------------------------------
                                                                     2005                2004
     ------------------------------------------------------------------------------------------------

     Raw materials and work in process                       $       112,988        $    155,760
     Finished goods                                                  233,899             300,579
     ------------------------------------------------------------------------------------------------
                                                             $       346,887        $    456,339
     -------------------------------------------------------------------------------------------------


8.   Property, plant and equipment:

 -----------------------------------------------------------------------------------------------------
                                                                          Accumulated            Net book
     2005                                             Cost             amortization               value
     ----------------------------------------------------------------------------------------------------
     Land                                        $       66,882     $              -      $       66,882
     Buildings                                          418,881              100,797             318,084
     Plant equipment                                    932,830              434,399             498,431
     Dies and moulds                                    232,569              166,111              66,458
     Office and computer equipment
        and computer software                            43,089               37,275               5,814
     Aircraft and transport equipment                    17,554               14,560               2,994
     ------------------------------------------------------------------------------------------------------
                                                      1,711,805              753,142             958,663

     Assets under construction                           22,374                    -              22,374
     -----------------------------------------------------------------------------------------------------
                                                 $    1,734,179     $        753,142      $      981,037
     ------------------------------------------------------------------------------------------------------

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2005 and fifteen months ended December 31, 2004

--------------------------------------------------------------------------------



8.   Property, plant and equipment (continued):

     ---------------------------------------------------------------------------------------------------
                                                                      Accumulated          Net book
     2004                                                Cost         amortization            value
     ----------------------------------------------------------------------------------------------------

     Land                                           $     97,121      $        -        $     97,121
     Buildings                                           534,728         106,330             428,398
     Plant equipment                                   1,075,568         457,700             617,868
     Dies and moulds                                     273,137         165,279             107,858
     Office and computer equipment
        and computer software                             55,002          45,030               9,972
     Aircraft and transport equipment                     38,251          28,742               9,509
     ---------------------------------------------------------------------------------------------------
                                                       2,073,807         803,081           1,270,726

     Assets under construction                            53,823              --              53,823
     ---------------------------------------------------------------------------------------------------
                                                    $  2,127,630      $  803,081        $  1,324,549
     ---------------------------------------------------------------------------------------------------

     Total amortization expense for property, plant and equipment was $118,140 (2004 - $143,596).

     Assets under construction are expected to be placed into productive use during fiscal 2006 and consist of land and buildings under construction of $9,556 (2004 - $9,933) and plant equipment under construction of $12,818 (2004 - $43,890). Amortization of these assets begins once they are substantially completed and put into use. No interest was capitalized to assets under construction in the period ended December 31, 2005 (2004
     - nil).

     During 2005, as part of the Management Improvement Plan, the Company identified certain assets no longer being utilized. As a result of the review, a $50,268 pre-tax impairment charge was recognized in operating expenses in the fourth quarter which was measured as the excess of the impaired assets' carrying value over their estimated fair value. Fair value was determined using appraised values based on prices for similar assets. The impaired assets are primarily related to equipment held in the custom profiles and mouldings, construction products and other business segments.

     During 2004, the Company had recorded an impairment loss on the carrying amounts of property, plant and equipment of its Mexican operations. The fair value of the impaired assets was determined based on a valuation using a present value model as at the date of the impairment test. An impairment loss of $17,523 was recorded and is included in the loss from discontinued operations.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2005 and fifteen months ended December 31, 2004

--------------------------------------------------------------------------------



9.   Other assets:

     ----------------------------------------------------------------------------------------------------
                                                                       2005                 2004
     ----------------------------------------------------------------------------------------------------

     Patents, net of accumulated amortization of
       $7,522 (2004 - $6,657)                                      $    5,935            $    7,447
     Deferred financing costs, net of accumulated
       amortization of $2,067 (2004 - $1,810)                           1,089                 1,345
     -----------------------------------------------------------------------------------------------------
                                                                        7,024                 8,792

     Investments                                                        4,324                35,733
     -----------------------------------------------------------------------------------------------------
                                                                   $   11,348            $   44,525
     -----------------------------------------------------------------------------------------------------

     Amortization expense for patents was $1,091 (2004 - $2,529). Amortization expense for deferred financing costs was $257 (2004 - $329).

     Investments include the Company's holdings in associated companies and other business ventures accounted for by the equity and cost methods. During the implementation of the Management Improvement Plan, the Company recognized an impairment charge of $26,141, which is recorded in other costs, on the equity investments held in Ariostea, Royal Building Systems Hawaii and Royal Building Systems Philippines. The impairment charge was calculated as the excess of the impaired investments' carrying values over their estimated fair values.

     Equity in loss of the investments was $1,472 (2004 - $120).


10.  Accounts payable and accrued liabilities:

     ----------------------------------------------------------------------------------------------------
                                                                     2005                   2004
     ----------------------------------------------------------------------------------------------------
     Trade                                                         $ 174,329              $ 197,213
     Income taxes and other                                          100,417                 71,135

                                                                   $ 274,746              $ 268,348
     ----------------------------------------------------------------------------------------------------


ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2005 and fifteen months ended December 31, 2004

--------------------------------------------------------------------------------



11.  Bank indebtedness and term bank loan:

     ---------------------------------------------------------------------------
                                                    2005                2004
     ---------------------------------------------------------------------------

     Bank indebtedness                        $    158,789         $        --
     Term bank loan                                     --              324,836
     ---------------------------------------------------------------------------
                                              $    158,789         $    324,836


     The Company entered into a credit agreement as of February 21, 2005 with a syndicate of three banks, which provides for a $312,500 committed, secured, multi-currency revolving credit facility to be made available to the Company and certain of its U.S. subsidiaries. The credit facility may be used for general operating and corporate purposes, and was initially drawn to repay the term bank loan owed under a previous credit agreement dated as of August 1, 2000. The credit facility is secured by a pledge of substantially all the assets of the Company and its subsidiaries, and by upstream guarantees from various non-borrowing subsidiaries. Under the terms of the credit agreement, the Company is required to satisfy various financial and other covenants, including the maintenance of certain financial ratios. At December 31, 2005, the Company was in compliance with these covenants. Subsequently, the Company announced it would delay reporting its year-end audited financial results. The Company obtained from its banking syndicate a sixty-day extension to the time for which it is required to provide the banking syndicate with audited year-end financial statements. The agreement was extended as of December 21, 2005, and matures December 31, 2006.

     Borrowings under the credit agreement are available at the Company's option by way of Canadian prime rate advances, base rate Canada advances, Canadian bankers' acceptances, base rate U.S. advances, LIBOR advances or swingline advances, plus an interest rate margin, as well as by way of letters of credit.

     In addition to the above, credit facilities totalling the equivalent of $68,487 (2004 - $74,279) have been arranged with various local banks to assist the Company's international subsidiaries in funding their operations. The terms and conditions of these arrangements vary in accordance with local practices, and the Company has guaranteed repayment of some portion of all of the amounts drawn under certain of the facilities in the event of a default by the borrowing subsidiary. As of December 31, 2005, a total of $41,881 (2004 - $41,268) was drawn under these facilities.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2005 and fifteen months ended December 31, 2004

--------------------------------------------------------------------------------



12.  Term debt:

     ----------------------------------------------------------------------------------------------------
                                                                    2005                   2004
     ----------------------------------------------------------------------------------------------------
     7.17% U.S. $15 million senior unsecured notes,
       Series A, due August 31, 2006                            $     17,489          $   36,057
     7.31 % U.S. $25 million senior unsecured notes,
       Series B, due August 31, 2006                                  29,147              30,048
     7.10% U.S. $115 million senior unsecured notes,
       Series D, due November 14, 2007                               134,078             138,218
     6.90% Cdn. dollar medium-term notes, due April 13, 2010         116,532             116,532
     3.5% U.S. promissory note, due May 22, 2007                         377                 662
     ----------------------------------------------------------------------------------------------------
                                                                     297,623             321,517

     Less current portion                                             46,902              18,303
     ----------------------------------------------------------------------------------------------------

                                                                $    250,721         $   303,214
     ----------------------------------------------------------------------------------------------------


     Each of the Series A, Series B and Series D senior unsecured notes is denominated in U.S. dollars and bear interest at the above rates, with interest payable quarterly in arrears. The Series A notes require annual principal payments of U.S. $15,000 on August 31 of each year commencing in 2002. The Series B and Series D balances outstanding are due in full on the dates shown.

     The medium-term notes are denominated in Canadian dollars, are senior unsecured obligations of the Company, and bear interest at 6.90% payable semi-annually in arrears. Various subsidiaries of the Company guarantee repayment of amounts due pursuant to the Trust Indenture under which medium-term notes were issued.

     The 3.5% promissory note is denominated in U.S. dollars and is repayable in monthly principal and interest payments to effect a 10-year amortization. The obligation is secured by an irrevocable standby letter of credit.


     Aggregate principal repayments required over the next five years are as follows:

     --------------------------------------------------------------------------

     2006                                                           $    46,902
     2007                                                               134,189
     2008                                                                    --
     2009                                                                    --
     2010                                                               116,532
    ---------------------------------------------------------------------------
                                                                    $   297,623
     --------------------------------------------------------------------------

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2005 and fifteen months ended December 31, 2004

--------------------------------------------------------------------------------



13.  Capital stock:

     The Company's authorized capital stock consists of the following:

     (a)  Preferred shares:

          There is an unlimited number of authorized preferred shares without par value, issuable in series, with rights and terms of each series to be fixed by the Board of Directors prior to the issue of such series. No preferred shares are issued or outstanding.

     (b)  Common shares (formerly subordinated voting shares):

          There is an unlimited number of common voting shares without par value. Each share is entitled to one vote per share at all meetings of shareholders and is entitled to dividends ranking junior to the preferred shares.

          The following common shares have been issued:

          -------------------------------------------------------------------------------------------------
                                       Subordinate voting         Multiple voting            Total
                                      Shares       Amount       Shares    Amount       Shares      Amount
          -------------------------------------------------------------------------------------------------

          Balance,
             September 30, 2003     77,285,173  $  616,076   15,935,444  $ 16,635  93,220,617   $ 632,711
          Issued for cash under
             stock option plan         135,553       1,043          --        --      135,553       1,043
          -------------------------------------------------------------------------------------------------

          Balance,
             December 31, 2004      77,420,726    617,119    15,935,444    16,635  93,356,170     633,754
          Issued under restricted
             stock unit plan            88,332      1,112           --        --       88,332       1,112
          Conversion of multiple
             voting shares to
             common shares          15,935,444     16,635   (15,935,444)  (16,635)         --          --
          -------------------------------------------------------------------------------------------------
          Balance,
             December 31, 2005      93,444,502  $ 634,866           --   $    --   93,444,502   $ 634,866
          -------------------------------------------------------------------------------------------------

     (c)  Multiple voting common shares:

          As part of the Company's overall settlement with its former controlling shareholder, as described in note 2 to the consolidated financial statements, the outstanding multiple voting shares that were directly or indirectly owned by the former controlling shareholder were converted on a one-for-one basis into subordinate voting shares.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2005 and fifteen months ended December 31, 2004

--------------------------------------------------------------------------------



13.  Capital stock (continued):

          Subsequently, the Company filed Articles of Amendment to remove the multiple voting shares and the subordinated voting shares as well as the rights, privileges, restrictions and conditions attached thereto and replaced them with one class of voting common shares.

     (d)  Stock option plan:

          The Company maintains a stock option plan to allow management and key operating personnel to purchase common shares. The stock options that have been granted have either an exercise date three years from the date of issue or six years from the date of issue. The maximum number of common shares reserved to be issued for stock options cannot exceed 7,830,533 and all stock options expire nine years after the date of issue.

          The following table summarizes the stock options that have been issued:

                                                    2005                                 2004
          -------------------------------------------------------------------------------------------------
                                                             Weighted                           Weighted
                                                              average                            average
                                           Number of         exercise        Number of          exercise
                                             options            price          options             price
          -------------------------------------------------------------------------------------------------
          Balance, beginning
             of period                     3,067,953        $   27.78         9,107,217         $   27.10
          Granted                            275,000            12.44                --                --
          Exercised                               --               --          (135,553)             7.69
          Cancelled/expired                 (150,125)           26.94        (5,903,711)            27.19
          -------------------------------------------------------------------------------------------------
          Balance, end of period           3,192,828        $   26.50         3,067,953        $    27.78
          -------------------------------------------------------------------------------------------------
          Options exercisable,
             end of period                 2,566,828        $   28.03         2,583,453        $    27.83
          -------------------------------------------------------------------------------------------------


          The 2004 cancelled/expired stock options included 3,478,181 stock options that were exchanged for 315,613 RSUs.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2005 and fifteen months ended December 31, 2004

--------------------------------------------------------------------------------


13.  Capital stock (continued):

          The following table summarizes information about stock options outstanding at December 31, 2005:

          -------------------------------------------------------------------------------------------------
                                        Options outstanding                       Options exercisable
                              ----------------------------------------    ---------------------------------
                                             Weighted
                                              average        Weighted                      Weighted
                                             remaining        average                       average
           Range of exercise     Number      contractual     exercise       Number         exercise
           prices per share    outstanding   life (years)       price     exercisable         price
           ------------------------------------------------------------------------------------------------
          $10.60 - $20.00        677,450          5.81     $  16.66         367,450       $   19.67
          $20.50 - $25.00        770,000          2.03        24.44         767,500           24.45
          $26.00 - $31.80        882,000          3.04        27.80         568,500           28.12
          $32.45 - $42.25        863,378          0.81        34.71         863,378           34.71
          -------------------------------------------------------------------------------------------------
                               3,192,828                   $  26.50       2,566,828       $    28.03
           ------------------------------------------------------------------------------------------------

          The table below shows the assumptions used in determining stock-based compensation expense under the Black-Scholes option pricing model during the year ended December 31, 2005. No options were granted in 2004.

          -------------------------------------------------------------------------------------------------

          Risk-free interest rate                                                              3.9%
          Expected life                                                                   5.3 years
          Expected volatility                                                                 52.4%
          Dividend yield
          -------------------------------------------------------------------------------------------------

          Weighted average fair value of options granted                                     $ 6.30

-----------------------------------------------------------------------------------------------------------

          After-tax compensation expense of $281 (2004 - $45) was recorded in the period related to stock options issued after October 1, 2002.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2005 and fifteen months ended December 31, 2004

--------------------------------------------------------------------------------


13. Capital stock (continued):

     (e)  Senior Management Incentive Plan ("SMIP"):

          During 2004, the Company established the SMIP to provide for the issuance of a maximum of 1,400,000 RSUs. On July 2, 2004, 1,395,000 RSUs were granted to approximately 60 senior employees and members of senior management of the Company. Each RSU entitles the participant to receive one common share or an equivalent cash payment on the entitlement date provided that the vesting criteria are satisfied, including performance-based criteria established in respect of the participant's grant of RSUs. It is the Company's intention to settle in common shares on the entitlement date. RSUs are valued at their fair market value on the grant date and compensation expense related to the SMIP is recognized evenly over the vesting period based on the total compensation to be paid out at the entitlement date. The counterpart is recorded as contributed surplus.

          The following table summarizes the RSUs that have been issued:

          -------------------------------------------------------------------------------------------------
                                                                               Restricted Stock Units
                                                                               2005                2004
          -------------------------------------------------------------------------------------------------
          Balance, beginning of period                                       1,020,000                --
          Granted                                                              305,000         1,395,000
          Exercised                                                                --                 --
          Cancelled                                                           (110,000)         (375,000)
          -------------------------------------------------------------------------------------------------
          Balance, end of period                                             1,215,000         1,020,000
          -------------------------------------------------------------------------------------------------

          Compensation expense for the period                              $     5,148       $     2,472
          -------------------------------------------------------------------------------------------------

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2005 and fifteen months ended December 31, 2004

--------------------------------------------------------------------------------


13.  Capital stock (continued):

     (f)  Restricted Stock Unit Plan ("RSUP"):

          During 2004, the Company established the RSUP for the purpose of offering an exchange of options granted under the Company's Long-Term Incentive Plan (formerly the Company's 1994 Stock Option Plan). On July 2, 2004, 315,613 RSUs were granted to approximately 600 employees of the Company in exchange for 3,478,181 stock options granted under the Company's Long-Term Incentive Plan. Each RSU entitles the participant to receive one common share (formerly the Company's subordinate voting share) or an equivalent cash payment on the entitlement date. At the settlement date of December 31, 2004, 88,322 RSUs elected to settle in common shares and 219,310 RSUs elected to settlement in cash based upon the closing price of the Company's common shares at December 31, 2004 of $12.59. Both the issuance of common shares and cash payment were made subsequently in 2005. Additionally, 7,981 RSUs were cancelled. Total compensation expense recorded in 2004 was $3,873, of which $1,112 relating to RSUs which elected share settlement, was credited to contributed surplus.

          The RSUP ceased in 2005.

     (g)  Directors Deferred Stock Unit Plan ("DSUP")

          The Company maintains a DSUP for the benefit of the members of the Board of Directors. Under the DSUP, a number of notional deferred stock units equal to the dollar value of each participant's quarterly award, as determined at the end of the second and fourth quarters of each fiscal year by the Compensation Committee, are held in a deferral account. In addition, each Director may also elect to defer all or any portion of their Director Fees, referred to as deferred fees, divided by the unit value, into the deferral account. The unit value on any date is equal to the average of the closing prices of the shares on the Toronto Stock Exchange on the ten trading days immediately prior to such date. Directors are not permitted to convert units into cash until retirement from the Board. There are 107,988 deferred stock units outstanding at December 31, 2005 with a total value of $1,123 (nil in 2004).

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2005 and fifteen months ended December 31, 2004

--------------------------------------------------------------------------------


14.  Contributed surplus:

     ------------------------------------------------------------------------------------------------------
                                                                                2005              2004
     ------------------------------------------------------------------------------------------------------

     Contributed surplus, beginning of period                               $    3,703          $      74
     SMIP compensation                                                           5,148              2,472
     RSUP compensation                                                              --              1,112
     Stock options                                                                 281                 45
     Exercise of RSUs under the RSUP                                            (1,112)                --
     ------------------------------------------------------------------------------------------------------
     Contributed surplus, end of period                                     $    8,020          $   3,703
     ------------------------------------------------------------------------------------------------------



15.  Earnings (loss) per share:


     Basic and diluted earnings (loss) per share have been calculated using the weighted average and maximum dilutive number of shares, using the treasury stock method:

     ------------------------------------------------------------------------------------------------------
                                                               2005                                  2004
     -----------------------------------------------------------------------------------------------------
                                Continuing  Discontinued               Continuing   Discontinued
                                operations    operations     Total     operations     operations    Total
     -----------------------------------------------------------------------------------------------------
     Net earnings (loss)-
        basic and diluted    $ (108,846)    $  (161,596)  $ (270,442)   $ 82,774    $(45,925)  $   36,849

      -----------------------------------------------------------------------------------------------------

     Weighted average number
       of shares outstanding
       (in thousands)            93,438          93,438       93,438      93,343      93,343       93,343
     Dilutive effect of
       outstanding stock              -               -            -           -           -            -
       options
     Dilutive effect of
       outstanding RSUs
       related to the RSUP            -               -            -          88           -           88
     Dilutive effect of
       outstanding RSUs
       related to the SMIP            -               -            -       1,333           -        1,333
      -----------------------------------------------------------------------------------------------------
     Weighted average number
       of shares outstanding          -
       diluted (in thousands)    93,438          93,438       93,438      94,764      93,343       94,764
      -----------------------------------------------------------------------------------------------------

     Earnings (loss) per
       share:
         Basic earnings
           per share         $    (1.16) $        (1.73)  $    (2.89)   $   0.89    $  (0.49) $      0.39
         Diluted earnings
           per share              (1.16)          (1.73)       (2.89)       0.87       (0.49)        0.39
      -----------------------------------------------------------------------------------------------------


ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2005 and fifteen months ended December 31, 2004

--------------------------------------------------------------------------------


15.  Earnings (loss) per share (continued):

     In the year ended December 31, 2005, all outstanding stock options and restricted share units related to the SMIP were excluded from the calculation of diluted earnings per share for both Continuing and Discontinued operations as they were anti-dilutive. These securities could be dilutive in the future.

     In the fifteen months ended December 31, 2004, all outstanding stock options were excluded from the calculation of diluted earnings per share for continuing operations because the options' exercise prices exceeded the average market price of the common share for the reporting period. All outstanding stock options, restricted share units related to the RSUP and restricted share units related to the SMIP were excluded from the calculation of diluted earnings per share for discontinued operations, as they were anti-dilutive. These securities could be dilutive in the future.


16.  Interest and financing charges:

     -----------------------------------------------------------------------------------------
                                                                 2005                2004
     -----------------------------------------------------------------------------------------
      Interest expense (income):
         Operating                                          $    (4,276)         $     (698)
         Term debt                                               22,423              32,386
      Bank and financing charges                                  7,037               2,820
      Amortization of deferred financing costs                      257                 329
     -----------------------------------------------------------------------------------------
                                                            $    25,441          $   34,837
     -----------------------------------------------------------------------------------------

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2005 and fifteen months ended December 31, 2004

--------------------------------------------------------------------------------


17.  Income taxes:

     Total income tax expense (recovery) for the year ended December 31, 2005 and fifteen months ended December 31, 2004 are allocated as follows:

     ---------------------------------------------------------------------------------------------------
                                                                        2005                 2004
     ---------------------------------------------------------------------------------------------------
     Earnings (loss) before income taxes
       and minority interest:
       Canadian operations                                         $   (67,207)          $  105,121
       Foreign operations                                              (33,762)              15,112
      --------------------------------------------------------------------------------------------------
                                                                   $  (100,969)          $  120,233
      --------------------------------------------------------------------------------------------------

     Current income tax expense:
       Canadian operations                                         $    18,943           $    9,411
       Foreign operations                                                  118                3,653
      --------------------------------------------------------------------------------------------------
                                                                        19,061               13,064

     Future income tax expense (recovery):
       Canadian operations                                             (26,751)              23,743
       Foreign operations                                               16,151                  357
      --------------------------------------------------------------------------------------------------
                                                                       (10,600)              24,100
     ---------------------------------------------------------------------------------------------------
                                                                  $      8,461           $   37,164
     ---------------------------------------------------------------------------------------------------

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2005 and fifteen months ended December 31, 2004

--------------------------------------------------------------------------------

17. Income taxes (continued):

       The following summarizes the recognition of income tax expense (recovery) using a weighted average income tax rate (as a reference point only in that there is no single jurisdiction in which the Company operates that is predominant or for which there is a more appropriate rate) compared with the Company's actual income tax expense. The weighted average rate has been determined based on the proportion of the statutory rate in each jurisdiction to the earnings (loss) before income taxes and minority interest attributable to each jurisdiction.

     ----------------------------------------------------------------------------------------------
                                                                     2005                2004
     ----------------------------------------------------------------------------------------------

     Earnings (loss) before income taxes and minority interest      $   (100,969)    $   120,233
     -----------------------------------------------------------------------------------------------

     Expected income taxes based on an effective
       manufacturing and processing income tax rate
       of approximately 34.12%                                      $    (34,451)    $    41,023
     Changes in income taxes attributed to:
       Adjustment to future income tax assets and liabilities
         for enacted changes in tax laws and rates                            --          13,000
       Non-deductible expenses and other foreign tax
         differences                                                      (7,563)        (20,189)
       Large Corporations Tax and other                                    8,128           5,086
       Valuation allowance on U.S. tax attributes                         26,002           1,000
       Canadian non-deductible expenses                                   16,345          (2,756)
     -------------------------------------------------------------------------------------------------
                                                                    $      8,461     $    37,164
     -------------------------------------------------------------------------------------------------


     The Company has been granted tax incentives for its Poland and China subsidiaries. These incentives are subject to certain conditions with which the Company expects to comply.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2005 and fifteen months ended December 31, 2004

--------------------------------------------------------------------------------


17. Income taxes (continued):

     Future income tax assets arise from available income tax losses and future income tax deductions. The Company's ability to use these income tax losses and future income tax deductions is dependent upon the results of the operations of the Company in the tax jurisdictions in which such losses or deductions arose. The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities at December 31, 2005 and 2004 are presented below. As a result of a change in disclosure practice, $29,076 was reclassified from future tax liability to current taxes payable.

     -----------------------------------------------------------------------------------------------------
     U.S. Region                                                              2005                2004
     -----------------------------------------------------------------------------------------------------

     Future income tax assets:
        Non-capital loss carryforwards                                   $   33,742         $    31,872
        Interest expense carryforward                                        12,806              10,625
        Deductible reserves                                                  10,491               9,090
        Other                                                                 2,449                 350
     -----------------------------------------------------------------------------------------------------
                                                                             59,488              51,937
     Future income tax liabilities:
        Capital assets                                                       31,115              31,335
        Other                                                                 1,371               3,041
     -----------------------------------------------------------------------------------------------------
                                                                             32,486              34,376
     -----------------------------------------------------------------------------------------------------

     Future income tax assets                                                27,002              17,561
     Less valuation allowance                                                27,002               1,000
     -----------------------------------------------------------------------------------------------------
     Future income tax assets                                            $        -         $    16,561
     -----------------------------------------------------------------------------------------------------



     -----------------------------------------------------------------------------------------------------
     Canadian Region                                                          2005                2004
     -----------------------------------------------------------------------------------------------------

     Future income tax assets:
        Non-capital loss carryforwards                                   $   27,312          $   17,795
        Tax credits                                                          26,074              12,161
        Deductible reserves                                                  11,328               8,049
        Other                                                                 1,112                 987
     -----------------------------------------------------------------------------------------------------
                                                                             65,826              38,992
     Future income tax liabilities:
        Capital assets                                                      130,716             137,834
        Unrealized foreign exchange gain                                      9,932               6,127
        Other                                                                    88              44,080
     -----------------------------------------------------------------------------------------------------
                                                                            140,736             188,041
     -----------------------------------------------------------------------------------------------------
     Future income tax liabilities                                       $  (74,910)         $ (149,049)
     -----------------------------------------------------------------------------------------------------

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2005 and fifteen months ended December 31, 2004

--------------------------------------------------------------------------------



17.  Income taxes (continued):

     As at December 31, 2005, the Company had operating loss carryforwards of $136,905 in the U.S. A summary of these operating loss carryforwards by year of expiry is as follows:
     ---------------------------------------------------------------------------

     U.S. losses:

     2021                                                          $     34,575
     2022                                                                37,006
     2023                                                                12,371
     2024                                                                 6,764
     2025                                                                 8,525
     Indefinite                                                          37,664
`    ---------------------------------------------------------------------------

     As at December 31, 2005, the Company had operating loss carryforwards of $80,047 in Canada. These operating loss carryforwards have an expiry date of 2010 or later.


18.  Segment reporting data:

     Operating segments are defined as components of an enterprise about which separate financial information is available and which are evaluated regularly by the chief financial decision-makers in deciding how to allocate resources and in assessing performance.

     Historically, the Company's segmented financial reporting structure was developed to show the two very distinct operations of the Company, the Products and Support operations. This structure showed the importance of the Company's extensive vertical integration and allowed for the measurement of the profitability of each these operations. However, as a result of the new management team and the development of a comprehensive Management Improvement Plan, it was determined that the segments should change to better reflect how the new management views the operations of the Company going forward. The following table summarizes the new segments the Company will report on.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2005 and fifteen months ended December 31, 2004

--------------------------------------------------------------------------------



18.  Segment reporting data (continued):


     ---------------------------------------------------------------------------
     Reportable segments                                  Core product divisions
     ---------------------------------------------------------------------------

     Custom Profiles & Mouldings                      Custom Window Profiles and
                                                   Interior & Exterior Mouldings
     Building Products                                         Exterior Cladding
     Construction Products                Pipe and Fittings and Building Systems
     Home Improvement Products       Deck, Fence and Railing and Outdoor Storage
     Window Covering Products                                   Window Coverings
     Materials                  Materials (Resins, Additives, PVC and Recycling)
     Support                                                         Real Estate


     ---------------------------------------------------------------------------


Performance is evaluated based on pre-tax earnings before amortization and interest and return on invested capital. The Company sells to a broad range of customers, none of which account for more than 7.1% (2004 - 6.8%) of net sales.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2005 and fifteen months ended December 31, 2004

--------------------------------------------------------------------------------


18. Segment reporting data (continued):

     The accounting policies for each of the segments are the same as those described in note 1. Inter-segment transactions are negotiated as if the transactions were to third parties, at market prices. The following table presents financial information from continuing operations:

     -------------------------------------------------------------------------------------------------------------------------------
                                       Custom                                   Home     Window
                                   profiles &   Building  Construction   improvement   covering
     2005                           mouldings   products      products      products   products    Materials    Support      Total
     -------------------------------------------------------------------------------------------------------------------------------
     Gross sales                   $  977,194  $ 325,158   $   340,516   $  159,222   $ 153,423   $  248,047   $ 100,913  $2,304,373
     Eliminations                     249,946        210         7,889        3,431      17,345      231,702      97,497     608,020
     -------------------------------------------------------------------------------------------------------------------------------
     Net sales                     $  727,248  $ 324,948   $   332,627   $  155,791   $ 136,078   $   16,345   $   3,316  $1,696,353
     -------------------------------------------------------------------------------------------------------------------------------
     Gross profit
                                   $  188,770  $  75,399   $    60,156   $    8,715   $  22,292   $   36,942   $   5,989  $  398,263
     Amortization charges              53,545      5,566        13,835       10,735       6,593       11,270      17,687     119,231
     Acquisition of property, plant
        and equipment and goodwill     32,898      5,466         6,081       14,402       1,652        4,941       1,000      66,440
     Goodwill                         109,328     20,248        20,342       13,887      11,824        9,400       9,326     194,355
     Total assets                     552,165    170,032       259,655       99,083     109,322      195,595     391,820   1,777,762
     -------------------------------------------------------------------------------------------------------------------------------



     -------------------------------------------------------------------------------------------------------------------------------
                                       Custom                                  Home      Window
                                   profiles &   Building  Construction  improvement    covering
     2004                           mouldings   products      products     products    products    Materials    Support      Total
     -------------------------------------------------------------------------------------------------------------------------------
     Gross sales                   $1,237,090  $ 385,509   $   353,407   $  169,952   $ 219,802   $  249,613   $ 125,686  $2,741,059
     Eliminations                     316,191        255         8,839        1,539      35,833      228,200     123,806     714,663
     -------------------------------------------------------------------------------------------------------------------------------
     Net sales                     $  920,899  $ 385,254   $   344,568   $  168,413   $ 183,969   $   21,413   $   1,880  $2,026,396
     -------------------------------------------------------------------------------------------------------------------------------
     Gross profit                  $  307,966  $ 100,423   $    62,965   $   18,796   $  22,987   $   53,433   $   1,945  $  568,515
     Amortization charges              62,503      7,273        18,281       11,354       5,041       13,223      22,044     146,125
     Acquisition of property, plant
        and equipment and goodwill     47,327      5,511        16,166       11,542       5,041       10,969       3,169      99,725
     Goodwill                         114,696     21,404        25,342       19,420      12,499       10,193      10,066     212,620
     Total assets                     631,237    187,136       467,835      228,293     158,686      218,258     553,527   2,444,972
     -------------------------------------------------------------------------------------------------------------------------------

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2005 and fifteen months ended December 31, 2004

--------------------------------------------------------------------------------


18.  Segment reporting data (continued):

     Certain information with respect to geographic regions is presented below:

     ---------------------------------------------------------------------------------------------------
     2005                        Canada            U.S.         Other                     Total
     ---------------------------------------------------------------------------------------------------
                                               Net sales
                               ------------------------------------------

     Manufactured by:
       Canadian operations     $ 602,005        $  436,353      $  12,054            $1,050,412      62%
       U.S. operations             9,575           619,888          2,266               631,729      37%
       Other operations              108             1,108         12,996                14,212       1%
     ---------------------------------------------------------------------------------------------------
                               $ 611,688        $1,057,349      $  27,316            $1,696,353
                                     36%               62%             2%                           100%
     ---------------------------------------------------------------------------------------------------


     ---------------------------------------------------------------------------------------------------
     2005                        Canada            U.S.         Other                     Total
     ---------------------------------------------------------------------------------------------------

     Property, plant and
       equipment               $ 733,680        $  219,261      $  28,096               981,037
     Goodwill                     70,838           117,506          6,011               194,355
     --------------------------------------------------------------------------------------------------


     ---------------------------------------------------------------------------------------------------
     2004                        Canada            U.S.         Other                     Total
     ---------------------------------------------------------------------------------------------------
                                               Net sales
                               ------------------------------------------

     Manufactured by:
       Canadian operations     $ 700,644        $  537,917      $  14,229            $1,252,790      62%
       U.S. operations            10,337           745,178          2,533               758,048      37%
       Other operations              130             1,288         14,410                15,558       1%
     ---------------------------------------------------------------------------------------------------
                               $ 711,111        $1,284,383      $  30,902             2,026,396
                                    35%                63%             2%                           100%
     ---------------------------------------------------------------------------------------------------


     ---------------------------------------------------------------------------------------------------
     2004                        Canada            U.S.         Other                     Total
     ---------------------------------------------------------------------------------------------------

     Property, plant and
       equipment               $ 988,803        $  233,027      $ 102,719            $1,324,549
     Goodwill                     84,470           118,637         10,513               213,620
     --------------------------------------------------------------------------------------------------

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2005 and fifteen months ended December 31, 2004

--------------------------------------------------------------------------------


19.  Supplemental cash flow information:

     (a)  Items not affecting cash (bank indebtedness) of continuing operations:

     -------------------------------------------------------------------------------------
                                                                2005               2004
     --------------------------------------------------------------------------------------

          Loss on write-down of businesses                $   34,083        $           -
          Amortization charges                               119,231              164,219
          Amortization of deferred financing costs               257                  329
          Future income taxes                                (41,200)              28,378
          Asset write-downs                                   50,268               17,523
          Other                                               27,022               (2,072)
-------------------------------------------------------------------------------------------

          Cash provided                                   $  189,661        $     208,377
-------------------------------------------------------------------------------------------


     (b)  Change in non-cash working capital:

     -------------------------------------------------------------------------------------
                                                                2005               2004
     --------------------------------------------------------------------------------------

          Accounts receivable                             $  (51,248)       $      67,762
          Inventories                                          5,753              (78,475)
          Prepaid expenses                                    (9,989)               9,727
          Accounts payable and accrued liabilities            86,816               26,422
          ---------------------------------------------------------------------------------
          Cash provided                                   $   31,332        $      25,436
     --------------------------------------------------------------------------------------

          The changes noted above are exclusive of non-cash working capital acquired through acquisitions.


20.  Financial instruments and risk management:

     (a)  Derivative financial instruments:

          The Company does not currently hold or issue derivative financial instruments.

     (b)  Fair values of financial instruments:

          The Company's accounts receivable, bank indebtedness and accounts payable and accrued liabilities generally have short-term maturities. As a result, their fair values approximate their carrying values as recorded in the Company's consolidated balance sheets.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2005 and fifteen months ended December 31, 2004

--------------------------------------------------------------------------------

20. Financial instruments and risk management (continued):

          The following table presents the carrying values and the estimated fair values of the Company's long-term debt instruments. Fair value estimates are based on a discounted cash flow approach, which discounts scheduled payments to present value using current market yields for debt with similar terms and risks. The estimates involve the use of assumptions and judgments and changes in the assumptions used could significantly affect the fair value estimates calculated. The estimates are made at a specific point in time and may not be reflective of future market conditions.

                                                                    2005                      2004
           -------------------------------------------------------------------------------------------------
                                                            Carrying    Estimated     Carrying    Estimated
                                                              amount   fair value       amount   fair value
           -------------------------------------------------------------------------------------------------

          7.17% U.S. $15 million senior unsecured notes,
            Series A, due August 31, 2006                 $  17,489   $   17,266   $   36,057   $   38,966
          7.31% U.S. $25 million senior unsecured notes,
            Series B, due August 31, 2006                    29,147       28,801       30,048       32,443
          7.10% U.S. $115 million senior unsecured notes,
            Series D, due November 14, 2007                 134,078      129,371      138,218      148,623
          6.9% Cdn. dollar medium-term
            notes, due April 13, 2010                       116,532      109,276      116,532      131,522
           -------------------------------------------------------------------------------------------------


     (c)  Credit risk:

          The Company is exposed to credit risk under its commercial activities, which include shipping goods to customers deemed to be creditworthy in advance of receiving payment. Accounts receivable are not subject to any significant concentrations of credit risk due to the diversification of the Company's customer base. The Company manages credit risk by evaluating its customers' creditworthiness on an ongoing basis, and additionally purchases credit risk insurance for certain receivables to insure against the risk of loss in excess of an agreed deductible.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2005 and fifteen months ended December 31, 2004

--------------------------------------------------------------------------------

21. Commitments:

     (a)   Leases:

          The Company is a lessee under operating leases with third party lessors for various real estate assets, as well as for manufacturing and other equipment. Such operating lease agreements require periodic lease payments by the Company in return for use of the property, and are generally subject to a minimum fixed term, with penalties for early termination. The future minimum lease payments at December 31, 2005 are as follows:


          ----------------------------------------------------------------------

           2006                                                     $    25,939
           2007                                                          11,514
           2008                                                           9,389
           2009                                                           6,767
           2010                                                           3,356
           Thereafter                                                     2,103
           --------------------------------------------------------------------
                                                                    $    59,068
           --------------------------------------------------------------------

     (b)  Long-term agreement:

          The Company has a long-term agreement with Westlake Vinyls Inc. ("Westlake") for the annual purchase of up to 460 million pounds of vinyl chloride monomer ("VCM"). The agreement with Westlake had a pricing mechanism that was linked to the data published in two specific industry trade magazines. On January 1, 2006, one of the industry trade magazines ceased publishing the pricing information. The Company and Westlake have made efforts to renegotiate a new pricing mechanism but have been unable to agree on a mutually acceptable method. As a result, on April 7, 2006, the Company filed a Notice of Application seeking a court order declaring that this long-term agreement with Westlake is void and unenforceable. Subsequently, Westlake filed its own application seeking a determination that the supply agreement is valid.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2005 and fifteen months ended December 31, 2004

--------------------------------------------------------------------------------

22. Contingencies:

     In December 2004, two shareholders filed securities fraud lawsuits against the Company and certain of its former officers and directors in the United States District Court for the Southern District of New York. These punitive class action lawsuits were consolidated on March 10, 2005 and named In re Royal Group Technologies Securities Litigation, 04 CV 9809 (HB) (S.D.N.Y.). The Lead Plaintiffs appointed by the Court filed a consolidated amended class action complaint on May 5, 2005, alleging that defendants violated U.S. securities laws by, among other things, failing to disclose certain related-party transactions. The Lead Plaintiffs sought to bring the action on behalf of a class of all persons who purchased or otherwise acquired the common stock of the Company between February 24, 2000 and October 18, 2004. The defendants moved to dismiss the consolidated class action lawsuit on July 15, 2005. On November 21, 2005, the Court issued an Opinion and Order dismissing the consolidated lawsuit without prejudice on the grounds that a Canadian court would provide a more convenient forum. The Court entered judgment in favour of the Company on November 22, 2005. Plaintiffs did not appeal the Court's decision to the United States Court of Appeals.

     The Company and certain of its former officers and directors have since been named as defendants in two additional shareholder lawsuits filed in the United States District Court for the Southern District of New York that seek class action status. The first complaint was filed on February 2, 2006. The second complaint was filed on February 3, 2006. Both of these actions purport to be brought on behalf of:

     (a) All United States citizens and entities that purchased or otherwise acquired the common stock of Royal Group on the New York Stock Exchange or the Toronto Stock Exchange; and

     (b) All foreign persons and entities that purchased or otherwise acquired the common stock of Royal Group on the New York Stock Exchange between February 24, 2000 and October 18, 2004.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2005 and fifteen months ended December 31, 2004

--------------------------------------------------------------------------------


22.  Contingencies (continued):

     Plaintiffs in both actions allege that defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 by, among other things, failing to disclose certain related-party transactions. The complaints each seek certification of the putative class, unspecified damages, reasonable costs and attorneys' fees, and other relief the court may deem appropriate. On April 3, 2006, three putative class members moved to consolidate these two related actions, to be appointed joint Lead Plaintiffs and for approval of their counsel as Lead Counsel. The U.S. court has not yet consolidated these actions or appointed a Lead Plaintiff to prosecute them.

     The Company, certain of its former officers and certain of its former and current directors also have been named as defendants in a proposed shareholder class action lawsuit filed on February 24, 2006 in the Ontario Superior Court of Justice (the "Ontario Action"). The Ontario Action seeks to bring a class action on behalf of all persons who acquired securities of the Company from February 26, 1998 to October 18, 2004. It claims damages for oppression and negligent misrepresentation of $700,000, punitive damages of $300,000 as well as interest and costs. The Ontario Action alleges, among other things, that the Company failed to disclose certain related party transactions.

     The Company is presently unable to determine whether this action will have a material adverse effect on the business, results of operations, financial condition and liquidity of the Company and intends to defend itself vigorously in these actions.

     The Company has further received a demand letter from U.S. counsel for an individual shareholder. It threatens a court application for leave to bring a derivative action on behalf of the Company against certain former officers of the Company in respect of related party transactions, as well as senior officers and directors of the Company since January 1998, if the Company itself does not commence the demanded action. The Company's Audit Committee is reviewing the demand and will make a recommendation to the Board.

     The Company is the subject of a pending criminal investigation being conducted by the Antitrust Division of the United States Department of Justice. The investigation focuses on alleged price fixing in the window coverings industry. The Company is cooperating with the Department of Justice and is attempting to negotiate a resolution of the matter.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2005 and fifteen months ended December 31, 2004

--------------------------------------------------------------------------------

22.  Contingencies (continued):


     The ongoing investigations described in note 2(a) may produce results that have a material impact on the Company and its previously reported financial results.

     The Company is also involved in various claims, legal proceedings, investigations and complaints arising in the course of business. Where the Company expects to incur a loss as a result of a claim, an estimate of the loss has been recorded as an expense. In all other cases, the Company cannot determine whether these claims, legal proceedings, investigations and complaints will, individually or collectively, have a material adverse effect on the business, results of operations and financial condition and liquidity of the Company.

23.  Guarantees:

     In the normal course of business, the Company grants letters of credit, enters into indemnification agreements, and provides guarantees to third parties, including the following:

     (a)  Irrevocable standby letters of credit:

          The Company may grant irrevocable standby letters of credit, issued by highly-rated financial institutions, in favour of third parties to indemnify them in the event the Company fails to meet its contractual obligations. On issue, the Company concurrently enters into a reimbursement agreement with the issuing financial institution, which provides that the Company will reimburse any amounts paid out on its behalf under the letter of credit. As of December 31, 2005, outstanding letters of credit totalled $20,671, maturing on various dates during 2006. The Company has not recorded any additional liability with respect to these guarantees as it does not expect to pay amounts in excess of those already recorded on its financial statements.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2005 and fifteen months ended December 31, 2004
-------------------------------------------------------------------------------


23.  Guarantees (continued):

     (b)  Indemnifications:

          The Company from time to time is required to indemnify third parties against various risks when entering into contractual arrangements with them, and customarily obtains reciprocal and comparable indemnifications from the counterparty. Such indemnifications may require payment for breach of contractual terms, changes in laws or regulations including as to the taxation of income, environmental liabilities, or litigation. The indemnification period generally is limited to the term of the underlying contract plus applicable limitation periods, if any, under law. The maximum potential amount of future payments that the Company would be liable to make under such indemnification agreements is not reasonably quantifiable as certain indemnifications are not subject to limitation; however, the Company provides indemnifications only when an assessment of the underlying business circumstances indicates that the risk of loss is remote. No amount has been accrued in the Company's December 31, 2005 consolidated financial statements related to this type of indemnification as historically the Company has not made any material payments under such indemnifications and management considers it unlikely that any such payments will be required in the future.

          The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company acquires liability insurance for its directors and officers as well as those of its subsidiaries.

     (c)  Guarantees of third party debt:

          The Company on occasion may issue guarantees in favour of financial institutions with respect to third party debt obligations. Such guarantees are intended to indemnify the financial institution against loss in the event the third party defaults on repayment of the debt. As at December 31, 2005, the Company's maximum liability, under and the fair value of, such guarantees amounted to $1,178. Subsequent to December 31, one guarantee was returned undrawn; the Company's maximum liability under the remaining guarantee was $70. The guarantee is not limited to a fixed term; however, the underlying third party liability is renewable annually.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2005 and fifteen months ended December 31, 2004
-------------------------------------------------------------------------------


23.  Guarantees (continued):

     (d)  Related party debt:

          The Company has issued a support letter to a financial institution with respect to the debt obligations of an equited accounted subsidiary. The support letter stipulates that the Company will provide the subsidiary with sufficient working capital to enable it to repay, and will cause the subsidiary to repay, principal, interest, and other amounts owed to the financial institution when due. As at December 31, 2005, the Company's maximum liability, under and the fair value of, the support letter amounted to $3,209. While the support letter is not limited to a fixed term, the Company has notified the financial institution of its intention to divest the subsidiary and has revoked its obligations for amounts owed in excess of those outstanding as of the date of notification.

24.  Related party transactions:

     During the year ended December 31, 2005, related party transactions with companies related to the former controlling shareholder totalled $273 (2004
     - $870). Related party transactions principally between a non-wholly owned subsidiary and minority shareholders of this subsidiary totalled $6,897 (2004 - $12,107).

     At December 31, 2005, there are accounts receivable from companies related to the former controlling shareholder of $36 (2004 - $100) and an accounts receivable from the former controlling shareholder of nil (2004 - $1,130). At December 31, 2005, there are accounts receivable of $89 (2004 - $148) and accounts payable of $1,455 (2004 - $2,452) relating to other related parties.

     These related party transactions were in the normal course of the Company's business relating either to products typically manufactured by it and sold at prices and terms consistent with those to third parties, the recovery of costs incurred in respect of certain shared services and the purchase of other goods and services such as rent for premises.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2005 and fifteen months ended December 31, 2004

-------------------------------------------------------------------------------


25. Significant differences between Canadian and United States generally accepted accounting principles:

     These consolidated financial statements have been prepared in accordance with Canadian GAAP. In certain respects, U.S. GAAP differs from Canadian GAAP. The following is a summary of the effect of significant differences in GAAP on the consolidated financial statements:

     (a)  Description of GAAP differences:

          (i)  Substantively enacted tax laws and rates:

               Canadian GAAP permits the recognition of the impact of substantively enacted changes in tax laws and rates on the measurement of future income tax assets and liabilities in the period those tax laws and rates have been substantively enacted. There are no substantively enacted rates in the periods presented.

               U.S. GAAP does not recognize the concept of substantively enacted tax laws and rates and only allows recognition of the impact of a tax rate reduction on future income tax assets and liabilities once it is passed into a law.

          (ii) Comprehensive income:

               The Financial Accounting Standards Board ("FASB") in the United States issued Statement of Financial Accounting Standard ("SFAS") No. 130, which establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Canadian GAAP has issued similar guidance effective for fiscal periods beginning on or after October 1, 2006.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2005 and fifteen months ended December 31, 2004

--------------------------------------------------------------------------------

25. Significant differences between Canadian and United States generally accepted accounting principles (continued):

         (iii) Incorporated joint ventures:

               U.S. GAAP requires investments in incorporated joint ventures to be accounted for under the equity method, while under Canadian GAAP, the accounts of incorporated joint ventures are proportionately consolidated. However, under rules promulgated by the SEC, a foreign registrant may, subject to the provision of additional information, continue to follow proportional consolidation for purposes of registration and other filings notwithstanding the departure from U.S. GAAP. Consequently, the additional information regarding the Company's interest in joint ventures is presented in note 5.

     (b) Net earnings (loss) in accordance with U.S. and Canadian GAAP and comprehensive income (loss):

          There are no differences in the determination of net income (loss) between U.S. and Canadian GAAP. Comprehensive income (loss) for U.S. GAAP purposes is determined as follows:

          -------------------------------------------------------------------------------------------------
                                                                              2005                2004
          -------------------------------------------------------------------------------------------------
          Net earnings (loss) in accordance with Canadian
            and U.S. GAAP                                              $    (270,442)        $     36,849
          Foreign currency translation adjustment                             18,555              (41,472)
          -------------------------------------------------------------------------------------------------
          Comprehensive loss based on U.S. GAAP                        $    (251,887)        $     (4,623)
          -------------------------------------------------------------------------------------------------


     (c)  Shareholders' equity in accordance with U.S. GAAP:
          -------------------------------------------------------------------------------------------------
                                                                              2005                2004
          -------------------------------------------------------------------------------------------------

          Shareholders' equity in accordance with
            Canadian GAAP                                              $   1,110,303         $   1,365,461
          Substantively enacted tax laws and rates
            (note 25(a)(i))
          -------------------------------------------------------------------------------------------------
          Shareholders' equity in accordance
            with U.S. GAAP                                             $   1,110,303         $   1,365,461
          -------------------------------------------------------------------------------------------------

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2005 and fifteen months ended December 31, 2004
--------------------------------------------------------------------------------



25. Significant differences between Canadian and United States generally accepted accounting principles (continued):

     (d) Effect on consolidated balance sheets and consolidated statements of earnings:

          The application of U.S. GAAP would result in the following presentation of these captions on the consolidated balance sheets and consolidated statements of earnings:

          -------------------------------------------------------------------------------------------------
                                                                             2005                 2004
          -------------------------------------------------------------------------------------------------

          Term debt                                                       $ 297,623         $    321,517
          Net future income tax liabilities                                  74,910              132,488
          Tax provision                                                       8,461               37,164
          Interest and financing charges                                     25,441               34,837
          -------------------------------------------------------------------------------------------------

     (e)  Other disclosures:

          (i)  Accounting for employee stock options:

               Prior to fiscal 2003, the Company, as permitted under SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), accounted for stock options using the intrinsic value method and was required to disclose pro forma earnings and earnings per share information as if the Company had accounted for its employee stock options issued in 1995 and subsequent years under the fair value method.

               The fair value of each option granted is estimated on the grant date using the Black-Scholes option pricing model. During 2005, 275,000 (2004 - nil) stock options were granted with the following weighted average assumptions:

               -----------------------------------------------------------------
               Assumptions                                                2005
               -----------------------------------------------------------------

               Risk-free interest rate                                      3.9%
               Expected life                                           5.3 years
               Expected volatility                                         52.4%
               -----------------------------------------------------------------

               Weighted average fair value of options granted         $     6.30
               -----------------------------------------------------------------

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2005 and fifteen months ended December 31, 2004
-------------------------------------------------------------------------------



25. Significant differences between Canadian and United States generally accepted accounting principles (continued):

               In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS No. 148"). An amendment of FASB No. 123, SFAS No. 148 amended the transitional provisions of SFAS No. 123 for entities choosing to recognize stock-based compensation under the fair value-based method of SFAS No. 123, rather than electing to continue to follow the intrinsic value method. Under SFAS No. 148, the Company could have adopted the recommendations of SFAS No. 123 either (a) prospectively to awards granted or modified after the beginning of the year of adoption, (b) retroactively with restatement for awards granted or modified since January 1, 1995, or (c) prospectively to awards granted or modified since January 1, 1995. Effective October 1, 2002, the Company elected to expense employee stock-based compensation using the fair value method prospectively for all awards granted after October 1, 2002.

               Had the Company applied the fair value-based method to all stock options outstanding at the date of adoption, the Company's net earnings (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated below:

               ---------------------------------------------------------------------------------------------
                                                                                  2005              2004
               ---------------------------------------------------------------------------------------------

               Net earnings (loss), as reported                          $   (270,442)         $   36,849
               Pro forma stock-based compensation expense                        (543)             (1,155)
               ---------------------------------------------------------------------------------------------
               Pro forma net earnings (loss)                             $   (270,985)         $   35,694
               ---------------------------------------------------------------------------------------------

               Basic earnings (loss) per share:
                   As reported                                           $      (2.89)         $      0.39
                   Pro forma                                                    (2.90)                0.38
               Diluted earnings (loss) per share:
                   As reported                                                  (2.89)                0.39
                   Pro forma                                                    (2.90)                0.38
               ---------------------------------------------------------------------------------------------


ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2005 and fifteen months ended December 31, 2004

--------------------------------------------------------------------------------






25. Significant differences between Canadian and United States generally accepted accounting principles (continued):

          (ii) New accounting pronouncements:

               In May 2005, FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS No. 154"). SFAS No. 154 replaces APB Opinion No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS No. 154 requires that a voluntary change in an accounting principle be applied retrospectively with all prior period financial statements presented using the new accounting principle. SFAS No. 154 also requires that a change in method of depreciating or amortizing a long-lived non-financial asset be accounted for prospectively as a change in estimate, and correction of errors in previously issued financial statements should be termed a restatement. SFAS No. 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The implementation of SFAS No. 154 is not expected to have a material impact on the Company's consolidated financial statements.

               In March 2005, FASB issued Financial Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" ("FIN 47"). FIN 47 clarified that the term "conditional asset retirement obligation" as used in Statement of Financial Accounting Standards, or SFAS No. 143, "Accounting for Asset Retirement Obligations", refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 requires that either a liability be recognized for the fair value of a legal obligation to perform asset retirement activities that are conditional on a future event if the amount can be reasonably estimated, or where it cannot, that disclosure of the liability exists, but has not been recognized and the reasons why a reasonable estimate cannot be made. FIN 47 became effective for interim or annual periods ending after December 15, 2005. Under Canadian GAAP on December 6, 2005, the CICA Emerging Issues Committee ("EIC") issued Abstract EIC-159, which conforms the accounting standards for conditional asset retirement obligations to U.S.GAAP, but is only effective for interim and annual financial statements for fiscal years ending after March 31, 2006. The implementation of FIN 47 is not expected to have a material impact on the Company's consolidated financial statements.

ROYAL GROUP TECHNOLOGIES LIMITED
Notes to Consolidated Financial Statements (continued)
(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2005 and fifteen months ended December 31, 2004

--------------------------------------------------------------------------------




26.  Subsequent events:

     Subsequent to the year end, the Company completed the sale of certain non-core business units and non-performing operations as part of its previously announced plan for improving the financial performance and liquidity of the Company. The proceeds received on these sales were $91.2 million and are not materially different from the Company's expectations.

     The Company completed the sales of Royal Alliance Inc., Amut S.p.A., and Baron Metal Industries Inc. The financial positions of the businesses have been reclassified as held for sale at December 31, 2005 and their financial results have been segregated and presented separately as discontinued operations for the year ended December 31, 2005 and the fifteen months ended December 31, 2004 and as assets held for sale as at December 31, 2005.

     The Company also completed the sale of Vinyltech Inc., the assets of a tooling company located in Woodbridge, Ontario and 550 thousand square feet of excess manufacturing space. At December 31, 2005, the net assets for the above-noted entities and the excess manufacturing space were classified as assets held for sale in the consolidated financial statements.

     In addition, the Company has announced that it has identified additional assets, including excess real estate of approximately 1,450 thousand square feet, which the Company expects to be sold during the remainder of the year.

     On April 27, 2006, the Company entered into an agreement to acquire U.S. startup Tech-Wood USA, LLC ("Tech-Wood") of Greenwood, South Carolina. Tech-Wood has a patented polymer and wood-fiber technology for manufacturing wood-polymer composite products such as decking, fencing, railing and other building materials. Tech-Wood holds the exclusive North American rights to this technology.







                                       56